Exhibit 99.4

AMENDING AGREEMENT

THIS AGREEMENT is dated as of the 2nd day of June, 2014

B E T W E E N:

SILVER WHEATON (CAYMANS) LTD., a company existing under the laws of the Cayman Islands

(“Silver Wheaton”)

     OF THE FIRST PART

AND:

HUDBAY (BVI) INC., a company existing under the laws of the British Virgin Islands

(the “Supplier”)

OF THE SECOND PART

A N D:

HUDBAY MINERALS INC., a company existing under the federal laws of Canada

(“Parent Company”)

       OF THE THIRD PART

WITNESS THAT:

A.                                                                                    WHEREAS Silver Wheaton, the Supplier and the Parent Company (collectively, the “Parties”) entered into the Amended and Restated Precious Metals Purchase Agreement dated November 4, 2013 (the “PMPA”) pursuant to which the Supplier agreed to sell to Silver Wheaton, and Silver Wheaton agreed to purchase from the Supplier, an amount of Refined Silver equal to the Payable Silver and an amount of Refined Gold equal to the Payable Gold, subject to and in accordance with the terms and conditions of the PMPA.

B.                                                                                    AND WHEREAS the Parties wish to amend the PMPA in accordance with the terms and conditions of this Agreement.

C.                                                                                    AND WHEREAS capitalized terms used herein but not otherwise defined shall have the meaning ascribed thereto in the PMPA.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties mutually agree as follows:

1.                                      Amendments. The PMPA is hereby amended as follows, with effect as of the date hereof:

(a)                                 The following definitions are added to Section 1.1 in alphabetical order:

“Intercreditor Agreement” means the intercreditor agreement among Silver Wheaton, BNP Paribas, Supplier, HudBay Peru S.A.C., Parent Company, Computershare Trust Company of Canada and La Fiduciaria S.A. as amended, restated, replaced, supplemented and otherwise modified from time to time.

“Bank Debt Obligations Payment Date” shall have the meaning ascribed thereto in the Intercreditor Agreement.

“Bank Debt Obligations Payment Date notice” means written notice by the Bank Debt Representative to Silver Wheaton in connection with the Bank Debt Obligations Payment Date.

“Bank Debt Representative” shall have the meaning ascribed thereto in the Intercreditor Agreement.

(b)                                 The following is added as new Section 7.9(c) to the PMPA:

“Prior to commencing any Offtaker Delivery before receipt by Silver Wheaton of the Bank Debt Obligations Payment Date notice, the Supplier and Parent Company shall cause each Hudbay Group Entity which is party to the applicable agreement with an Offtaker to provide a written direction to the Offtaker directing such Offtaker to deliver all Offtaker Payments directly to ScotiaMocatta (or such other clearing house as Silver Wheaton may agree to in writing), which direction shall be irrevocable except with the express written consent of Silver Wheaton, and shall otherwise be in form and substance acceptable to Silver Wheaton, acting reasonably. Following receipt by Silver Wheaton of the Bank Debt Obligations Payment Date notice, Supplier may revoke any such outstanding direction and Silver Wheaton shall provide any consents reasonably requested by Owner or Supplier in connection therewith.”

2.                                      Confirmations and Agreements. The provisions of the PMPA, as amended by the provisions hereof, are in full force and effect and are hereby confirmed and ratified, except that, on and after the date hereof, all references in the PMPA to “this Agreement”, “hereof”, “hereto” and “hereunder” and similar expressions referring to the PMPA shall mean and be a reference to the PMPA as further amended hereby.  Each of the Supplier and the Parent Company hereby confirms and agrees that (i) any pledges, charges, mortgages, debentures, security agreements or assignments granted by any Hudbay PMPA Entity in favour of Silver Wheaton shall continue to secure payment of all present and future indebtedness, liabilities and obligations owing by the Hudbay PMPA Entities to Silver Wheaton from time to time including, without limitation, any and all such indebtedness, liabilities and obligations arising pursuant to the PMPA as amended by this Agreement and (ii) any guarantee executed and delivered by a Hudbay PMPA Entity to and in favour of Silver Wheaton, pursuant to or in respect of the PMPA, which continues outstanding at the date hereof is hereby confirmed and ratified and shall continue to guarantee the Guaranteed Obligations.

3.                                      Miscellaneous.

(a)                                 Each of the parties hereto represents and warrants to each of the other parties hereto that it has taken all necessary action to authorize the creation, execution, delivery and performance of this Agreement and this Agreement has been duly executed by such party, as required, and when delivered, will be a legal, valid and binding obligation of such party, enforceable in accordance with its terms and with the terms of the PMPA.

(b)                                 This Agreement is to be read together with and form part of and shall have the same effect as though incorporated in the PMPA for all purposes. Except as otherwise amended or altered by this Agreement, the provisions of the PMPA shall be and continue in full force and effect and are hereby confirmed.

(c)                                  In the case of any conflict between the terms and conditions of the PMPA and the terms or conditions of this Agreement, the terms and conditions of this Agreement will prevail.

(d)                                 This Agreement may be executed in any number of counterparts.  Each executed counterpart shall be deemed to be an original and all executed counterparts taken together shall constitute one agreement.  Each of the parties hereto may execute this Agreement by signing any such counterpart.

(e)                                  Time shall be of the essence in this Agreement.

(f)                                   This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The courts of the Province of Ontario shall have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement. The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

This Agreement shall be binding upon and enure to the benefit of the Parties.  This Agreement shall be binding upon any assigns and enure to the benefit of any permitted assigns under the PMPA.

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The parties have executed this Agreement as of the day and year first written above.

SILVER WHEATON (CAYMANS) LTD.

By:	(signed) “Nik Tatarkin”
	Name:	Nik Tatarkin
	Title:	President

HUDBAY (BVI) INC.

By:	(signed) “Cashel Meagher”
	Name:	Cashel Meagher
	Title:	President

HUDBAY MINERALS INC.

By:	(signed) “Patrick Donnelly”
	Name:	Patrick Donnelly
	Title:	Vice President, Legal and Corporate Secretary